InterPrivate III Financial Partners Inc.

1350 Avenue of the Americas

New York, New York 10019

March 2, 2021

VIA EDGAR

Ronald (Ron) E. Alper

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	InterPrivate III Financial Partners Inc.
Registration Statement on Form S-1
Filed February 17, 2021, as amended
File No. 333-253189

Dear Mr. Alper:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, InterPrivate III Financial Partners Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on March 4, 2021, or as soon thereafter as practicable.

Please call Daniel Nussen of White & Case LLP at (213) 620-7796 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

InterPrivate III Financial Partners Inc.

By:	/s/ Brandon Bentley
Name:	Brandon Bentley
Title:	General Counsel

cc: Joel Rubinstein, White & Case LLP

[Signature Page to Acceleration Request (InterPrivate III Financial Partners Inc.)]